Exhibit 99.12

NICE Named Exemplary Leader in Ventana Research 2023 Buyers Guide for Agent
Management

NICE received the highest ranking for overall agent management and scored highest on product experience

Hoboken, N.J., October 25, 2023 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in Ventana Research 2023 Buyers Guide for Agent Management, receiving the highest ranking for overall agent management and scoring the highest on product experience out of 12 vendors evaluated. NICE also scored the highest in capability and TCO/ROI. Ventana Research categorizes Leaders as Exemplary, performing the best in meeting the overall product and customer experience requirements.

The Ventana Research 2023 Buyers Guide for Agent Management states, “Providing agents with the tools they need to improve the customer experience can improve the agent experience. Agents who feel empowered by their tools rather than at odds with their technology are more likely to deliver better customer experiences and will be less frustrated, fatigued and burned out. Furthermore, modern systems can provide performance analytics to deliver up-to-date information to the agent on their performance and suggest areas for improvement.”

NICE infuses Enlighten’s purpose-built AI across the CXone platform, streamlining workflows across digital and voice interactions and elevating the agent experience. Powered by Enlighten, CXone Supervisor Workspace enhances visibility across all touchpoints and monitoring capabilities, guiding supervisors’ attention to where it’s needed most and providing coaching opportunities to pinpoint areas for agent performance improvement. NICE also provides the industry’s leading AI-powered WFM solution, using AI to optimize agent scheduling and forecasting, allowing agents to self-schedule while still maintaining the staffing needs of the business. Earlier this year, NICE also launched Enlighten Copilot, offering agents a by-their-side conversational AI experience, empowering agents with AI-driven personalized coaching and offloading repetitive tasks, pushing agents to deliver exceptional customer experience.

Barry Cooper, President, CX Division, NICE, said, “This recognition exemplifies NICE’s commitment to both the customer and agent experience. Both are equally important for brands looking to differentiate themselves from their competitors. NICE is using Enlighten AI to augment the agent experience, delivering powerful data analysis into agent performance and using AI to guide agents during interactions to lead to a faster resolution. We are proud to be recognized by Ventana and will continue to innovate with AI to provide agents with the cutting-edge tools they need to be more effective.”

Keith Dawson, Vice President and Research Director for CX at Ventana Research said, “The agent experience has a direct impact on customer experience and thus it is essential for organizations to provide their agents with the tools to deliver exceptional customer experience. AI is expanding the capabilities of the tools available to agents, enabling agents to achieve the best possible outcomes. NICE continues to innovate in this space, using the latest technology to develop next-generation solutions to elevate the agent experience.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.